UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

OF PETRÓLEO BRASILEIRO S.A.—PETROBRAS,

HELD ON AUGUST 9, 2019

(Registered as summary, pursuant to §1 of

article 130 of Law No. 6404, of December 15, 1976)

PUBLIC COMPANY

TAX ID no 33.000.167/0001-01 NIRE no 33300032061

I.    DATE, TIME AND PLACE:

Meeting held on August 9, 2019, at 3 pm, at the Company’s registered office on Avenida República do Chile 65, Downtown, Rio de Janeiro, RJ.

lI.    ATTENDANCE, QUORUM AND CALL:

Shareholders representing 89.32% of the common shares that make up the capital stock attended the Extraordinary Shareholders’ Meeting, as shown in the records and signatures in the Shareholders’ Attendance Book, called through the Call Notice published in the editions of the periodical Official Gazette of the State of Rio de Janeiro on July 9, 10, 11 and 12 of 2019 and on July 9, 10 and 11 in the newspaper Valor Econômico. The Meeting was chaired by the shareholder Francisco Augusto da Costa e Silva, appointed by Act of the Company’s CEO, Roberto da Cunha Castello Branco, based on article 42 of the Bylaws of Petrobras. Mrs. Claudia Aparecida de Souza Trindade, Federal Revenue Attorney, was attending. Also attending was Executive Officer Andrea Marques de Almeida. Also attending was Mr. Marcelo Gasparino da Silva, member of the Company’s Supervisory Board, in compliance with the provisions of Article 164 of Law No. 6404, of December 15, 1976.

III.     MEETING BOARD:

•	Chairman of the Meeting: Francisco Augusto da Costa e Silva

•	Federal Government Representative: Claudia Aparecida de Souza Trindade

•	Secretary: João Gonçalves Gabriel

Following the opening of this General Shareholders’ Meeting and prior to the reading of the Agenda, it was informed by the Chairman of the Meeting that, pursuant to Article 21W, Paragraph 4 of CVM Instruction 481, shareholders representing 7.25% of the share capital with voting rights and 4.13% of the total shares issued by the Company

[Signatures]

sent their instructions through a remote voting list to the Extraordinary Shareholders’ Meeting, with the respective voting map available for shareholders reference upon request.

IV. AGENDA	OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

I. Election of two members of the Board of Directors appointed by the controlling shareholder; and

lI. Withdrawal from the public offering method and delisting of shares of Petróleo Brasileiro S.A. - Petrobras from Bolsas y Mercados Argentinos S.A. (“BYMA”), through a process of voluntary withdrawal from the public offering method in Argentina, based on Article 32, item “c”, Section VIII, Chapter II of Title IlI of the Rules of the Comisión Nacional de Valores (“CNV”)-National Values Commission, that allows the Company to withdraw from the public offering method and delist from the BYMA without the need of a public offering of shares.

V. RESOLUTIONS:

Topics by order

Approved, with no objection from attendees, the drawing up of the minutes as summary, pursuant to Article 130 of Law noº 6404, of December 15, 1976.

On the items included in the Call Notice of this Meeting:

Item 1: Elected through the majority of shareholders (as per voting map attached to these minutes), the Members of the Company’s Board of Directors, with term up until the next General Shareholders’ Meeting, Mr. Nivio Ziviani, Brazilian, born in the city of Belo Horizonte, state of Minas Gerais, Mechanical Engineer and Professor of Computer Science, divorced, domiciled at Avenida Henrique Valadares no. 28, Tower A, 19th floor, Downtown, in the city of Rio de Janeiro, RJ, ZIP Code 20.231-030, bearer of ID card no. M149.981, issued by SSP-MG, and of Tax ID No. 072.302.576-20; and Mr. Walter Mendes de Oliveira Filho, Brazilian, born in the city of São Paulo, State of Sao Paulo, Economist and Business Manager, married, domiciled at Avenida Henrique Valadares no. 28, Tower A, 19th floor, Downtown, in the City of Rio de Janeiro, RJ, ZIP Code 20.231-030, bearer of ID no. 6.692.636-1, issued by SSP-SP, and Tax ID no. 686.596.528-00. The number of eleven (11) members in the Board of Directors remains unchanged, as established by the General and the Extraordinary Shareholders’ Meeting dated 04/26/2018, remaining one (1) vacant position, to be appointed by the controlling shareholder.

The Petrobras People Committee carried out the prior evaluation of the nominations of the candidates now elected and resolved that they met the requirements and have no restrictions for this election.

The provisions of Article 3, caput and paragraph 2 of Instruction No. 367, of May 29, 2002, of the Securities and Exchange Commission—CVM, were also fulfilled with regards to the information provided to the General Shareholders’ Meeting.

[Signatures]

The Federal Government stated that if any of the nominations to the Board of Directors eventually takes office in the Federal Public Administration, these nominations are justified due to public interest, pursuant to §1 of art. 3 of instruction CVM no 367, of May 29, 2002.

Those elected to be part of the Company’s management submitted a declaration, pursuant to item lI of Article 35, of Law no 8934, of November 18, 1994, stating that they had not been convicted of a crime whose penalty precludes access to commercial activities.

The members of the Board of Directors, Nivio Ziviani and Walter Mendes de Oliveira Filho, elected in this Meeting, stated that they meet the independence criteria set forth in Article 36, Paragraph 1 of Decree No. 8945, of December 27, 2016, in the Regulations of the Outstanding Governance Program of State-Owned Companies of B3, and the Level 2 Corporate Governance Listing Regulation, therefore qualifying as Independent Members in the light of those standards.

Item lI: Approved, by the majority of shareholders (as per voting map attached to these minutes), the withdrawal from the public offering method and the delisting of shares of Petróleo Brasileiro S.A. - Petrobras from Bolsas y Mercados Argentinos S.A. (“BYMA”), through a process of voluntary withdrawal from the Argentine public offering method, based on Article 32, item “c”, Section VIII, Chapter lI of Title IlI of the Rules of Comisión Nacional de Valores (“CNV”), that allows the Company to withdraw from the public offering method and delist from BYMA without the need to make a public offering of shares, and the Company is authorized to carry out all necessary procedures for such.

Nothing more to be dealt with, the Extraordinary Shareholders’ Meeting was deemed closed and minutes were subsequently drawn up.

VI. DOCUMENTS	ARCHIVED WITH THE COMPANY:

Pursuant to article 130, Paragraph 1, Item “a”, of the Brazilian Corporations Law, the following documents were archived with the Company:

- Slips filled in by shareholders or their proxies, including the resolutions contained in items I and lI of the Extraordinary Shareholders’ Meeting agenda;

- Power of attorney and voting of the The Bank of New York Mellon – Depositary Receipts, the Depositary Institution abroad, issuer of ADR’s representing the Company’s shares, represented in this Meeting by Mrs. lngrid Guimarães Lara Lopes, reporting the declarations of the holders of ADR as favorable (item I – 738,167,598 / item lI – 755,098,178); against (item I – 15,115, 818 / item lI – 9,688,794); and abstaining from voting (item I – 13,482,230 / item lI – 1,978,674);

- Voting list of funds held by ltaú Unibanco S.A. - ANBID 34, ltaú Unibanco S.A., J.P. Morgan S.A. – Securities Distributor

[Signatures]

and Exchange Agent, Santander Securities Services Brasil DTVM S.A., Banco Bradesco S.A., and Banco BNP Paribas Brasil S.A.;

- Remote voting list.

[Signature]

Francisco Augusto da Costa e Silva

Chairman of the Extraordinary Shareholders’ Meeting

[Signature]

Claudia Aparecida de Souza Trindade

Representing the Federal Government

[Signature]

Ingrid Guimarães Lara Lopes

Representing The Bank of New York Mellon – Depositary Receipts

[Signature]

Livia Beatriz Silvia de Prado

Representing Alves, Ferreira & Mesquita Law Firm

[Signature]

Igor Pinheiro Moreira

Representing the National Bank for Economic and Social Development–BNDES and BNDES Participações S.A. – BNDESPAR

[Signature]

João Gonçalves Gabriel

Secretary

PETROBRAS

CNPJ/MF–33.000.167/0001-01

NIRE–33300032061

Public Company

EXTRAORDINARY SHAREHOLDERS’ MEETING – 08/09/2019

Summarized voting map of the EXTRAORDINARY SHAREHOLDERS’ MEETING

Resolution		Favorable	Against	Abstention
Minutes of the Extraordinary Shareholders’ Meeting drawn up as a summary.		6,647,676,562(*)	o	o
Election of two members of the Board of Directors appointed by the controlling shareholder	Nivio Ziviani	5,900,922,609	16,846,518	729,907,435
	Walter Mendes de Oliveira Filho
Withdrawal from the public offering method and listing of shares of Petróleo Brasileiro S.A. —Petrobras da Bolsas y Mercados Argentinos S.A. (“BYMA”), through a process of voluntary withdrawal from the public offering method in Argentina, based on Article 32, item “c”, Section VIII, Chapter II of Title IlI of the Rules of the Comisión Nacional de Valores (“CNV”), that allows the Company to withdraw from the public offering method and delist from the BYMA without the need of a public offering of shares.		5,147,587,202	43,555,784	1,456,533,576

*There	was no objection

[Signature]

JOÃO GONÇALVES GABRIEL

General Secretary of

PETROBRAS

Reg. 9818103

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer